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                                        File Nos. 70-7950/70-8555



                   CERTIFICATE OF NOTIFICATION

                            (Rule 24)

                SECURITIES AND EXCHANGE COMMISSION

                                BY

           NEW ENGLAND ELECTRIC RESOURCES, INC. (NEERI)

     In accordance with the order of the Securities and Exchange
Commission dated September 4, 1992, the following is a report for the fourth quarter of 1996:

     1. NEERI is a Massachusetts corporation which was formed in January 1992. NEERI was not capitalized until October 13, 1992 when one thousand shares of NEERI common stock were issued to New England Electric System
          (NEES).

          To assist Nantucket Electric Company (NEC) in meeting its short-term needs for reliable energy, NEERI provided materials, delivery, installation, interconnection and start-up testing services for a fully automated two unit diesel driven electric generating plant at the existing NEC Airport Generating Station. The agreement provides for billing over a three year period at $25,070 per month. As of December 31, 1996, $125,350 had not yet been billed in accordance with a letter agreement and is included in Accounts Receivable.

          NEERI entered into an agreement with a company located in Pennsylvania to provide ongoing work as a subcontractor for electric meter retrofit services.
          The work took place in Massachusetts. $51,407 was recognized in the fourth quarter.

          NEERI entered into ten agreements to provide construction related services at job sites in Rhode Island, Massachusetts, New York, West Virginia, Minnesota, Pennsylvania, New Hampshire and Vermont. A total of $790,467 was recognized under these contracts in the fourth quarter of 1996. Seven of these contracts expired in the fourth quarter of 1996, two will expire in the first quarter of 1997, and one has an indefinite expiration.

          NEERI also entered into an agreement to provide consulting services for the government of Thailand, for which $93,700 was recognized in the fourth quarter of 1996. This agreement will expire in the first quarter of 1997.
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     2.   As of December 31, 1996, NEES had purchased 1,000
          shares of NEERI common stock and made subordinated loans totaling $8,448,999 to NEERI.

     3. As of December 31, 1996, NEERI employed no permanent personnel.

     4. As of December 31, 1996, NEERI had not purchased or received from associated companies of NEES any intellectual property.

     5. In July, 1996 NEERI International, a wholly-owned subsidiary of NEERI, was formed under the laws of the Cayman Islands. NEERI owns two shares of NEERI International, which will serve as a Project Parent for prospective EWG/FUCO investments under File No. 70-8783. NEERI International has no employees, and had no significant activity in the quarter ending December 31, 1996.

     6. Attached in Exhibits A through C are the consolidated financial statements of NEERI and NEERI International. These statements include a balance sheet, twelve months ending income statement, and statement of cash flow. All significant intercompany transactions have been eliminated.

          In May, 1995 NEERI invested $999,999 in Separation Technologies, Inc. (STI). This investment is in the form of 153,846 shares of 6% cumulative convertible preferred stock. NEERI also provides maintenance services for STI equipment on an as needed basis, for which $6,510 was recognized in the fourth quarter of 1996.

          In July, 1996 NEERI invested $475,001 in Monitoring
          Technologies, Inc.   This investment is in the form of
          271,429 shares of Series E convertible preferred stock.

          NEERI has expended $54,906 during the fourth quarter in research and development activities relating to an environmental technology.

          NEERI expended approximately $1,483,172 during the fourth quarter in connection with preliminary research and development activities relating to potential investments in exempt wholesale generators and foreign utility companies. $196,038 was spent for potential generation investments and $1,287,134 for potential transmission investments.
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                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File Nos. 70-7950 and 70-8555) to be signed on its behalf by the undersigned officer thereunto duly authorized.


                           NEW ENGLAND ELECTRIC RESOURCES, INC.


                               s/John G. Cochrane

                           By: _________________________________
                               John G. Cochrane
                               Treasurer


Date: February 25, 1997